paragon

09046592

**The Paragon Group of Companies PLC**
St Catherine's Court Herbert Road
Solihull West Midlands B91 3QE
Tel 0121 712 2323 Fax 0121 711 1330
http://www.paragon-group.co.uk

U.S. Securities and Exchange Commission
Office of International Corporation Finance
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
U S A

SEC
Mail Processing
Section

JUL 10 2009

Washington, DC
100

01 July 2009

SUPPL

Dear Ladies and Gentlemen

RE: Paragon Group of Companies PLC / SEC File No. 82-34991 Rule 12g3-2(b) Submission

This letter supplements our prior correspondence with respect to The Paragon Group of Companies PLC, a public limited company incorporated under the laws of England and Wales (the "Company").

Pursuant to Rule 12g3-2(b) (the "Rule") promulgated under the Securities Exchange Act of 1934, as amended (the "Act"), enclosed please find one copy of each of the documents listed on the enclosed covering schedules. These cover the relevant documents produced during the period 1st – 30th June 2009.

The Company is providing the enclosed information and documents in reliance upon (i) paragraph (b)(4) of the Rule to the effect that such information and documents are not deemed "filed" with the Commission or otherwise subject to the liabilities under Section 18 of the Act and (ii) paragraph (b)(5) of the Rule to the effect that the furnishing of such information and documents shall not constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully

**John G Gemmell**
**Group Company Secretary**

Enc

finance for people

# THE PARAGON GROUP OF COMPANIES PLC

Key:

"CA" means the Companies Act 1985 of Great Britain.

"CA 2006" means the Companies Act 2006 of Great Britain

"DR" means the disclosure rules made by the FSA as competent authority under Part IV of the FSMA.

"LR" means the listing rules made by the FSA as competent authority under Part IV of the FSMA; on the implementation of the EU Prospectus Directive in the UK on 1 July, 2005 these listing rules were significantly amended.

"N/A" means that the stated information was reported for general disclosure purposes and not for any specific FSA or Companies Act requirement.

"PR" means the prospectus rules made by the FSA as competent authority under Part IV of the FSMA.

"DTR" means the Disclosure and Transparency Rules made by the FSA as competent authority under Part IV of the FSMA.

"CCTM" means the City Code on Takeovers and Mergers, issued by The Panel on Takeovers and Mergers, the designated supervisory authority pursuant to the Directive on Takeover Bids (2004/25/EC).

| Document | Date Distributed | Required Distribution Date | Source of Requirement |
|---|---|---|---|
| 1. Regulatory Announcement – Holding(s) in Company | 18 June 2009 | 19 June 2009 | DTR5.8.12 |

# Regulatory Story

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| | |
|---|---|
| **Company** | Paragon Group Of Companies PLC |
| **TIDM** | PAG |
| **Headline** | *Holding(s) in Company* |
| **Released** | 10:36 19-Jun-2009 |
| **Number** | 1812U10 |

RNS Number : 1812U
Paragon Group Of Companies PLC
19 June 2009

| | |
|---|---|
| **TR-1: NOTIFICATIONS OF MAJOR INTERESTS IN SHARES** | |

| | |
|---|---|
| **1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:** | **Paragon Group of Companies PLC** |

| | | |
|---|---|---|
| **2: *Reason for notification*** (yes/no) | | |
| **An acquisition or disposal of voting rights** | | **yes** |
| **An acquisition or disposal of qualifying financial instruments which may result in the acquisition of shares already issued to which voting rights are attached** | | **no** |
| An acquisition or disposal of instruments with similar economic effect to qualifying financial instruments | | **no** |
| An event changing the breakdown of voting rights | | **no** |
| **Other (please specify):** | | **no** |

| | |
|---|---|
| **3. Full name of person(s) subject to the notification obligation:** | **Standard Life Investments Ltd** |
| **4. Full name of shareholder(s)** (if different from 3.): | **Vidacos Nominees** |

| | |
|---|---|
| **5. Date of the transaction** (and date on which the threshold is crossed or reached): | **17 June 2009** |
| **6. Date on which issuer notified:** | **18 June 2009** |
| **7. Threshold(s) that is/are crossed or reached:** | **7%** |

**8: Notified Details**

**A: Voting rights attached to shares**

| | |
|---|---|
| Class/type of share **If possible use ISIN code** | GB00B2NGPM57 |

**Situation previous to the triggering transaction**

| Number of shares | Number of voting rights |
|---|---|
| 21,103,781 | 21,103,781 |

**Resulting situation after the triggering transaction**

| Number of shares | Number of voting rights | | Percentage of voting rights | |
|---|---|---|---|---|
| | Direct | Indirect | Direct | Indirect |
| 20,461,644 | 12,189,308 | 8,272,336 | 4.084% | 2.771% |

**B: Qualifying Financial Instruments**

**Resulting situation after the triggering transaction**

| Type of financial instrument | Expiration date | Exercise/ conversion period/date | No. of voting rights that may be acquired **(if the instrument exercised/converted)** | Percentage of voting rights |
|---|---|---|---|---|
| | | | | |

**C: Financial Instruments with similar economic effect to Qualifying Financial Instruments**

**Resulting situation after the triggering transaction**

| Type of financial instrument | Exercise price | Expiration date | Exercise/ Conversion period | Number of voting rights instrument refers to | % of voting rights | |
|---|---|---|---|---|---|---|
| | | | | | Nominal | Delta |
| | | | | | | |

| Total (A+B+C) | |
|---|---|
| Number of voting rights | Percentage of voting rights |
| 20,461,644 | 6.855% |

| 9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable: |
|---|
| |

| Proxy Voting: | |
|---|---|
| 10. Name of the proxy holder: | |
| 11. Number of voting rights proxy holder will cease to hold: | |
| 12. Date on which proxy holder will cease to hold voting rights: | |

| | |
|---|---|
| 13. Additional information: | |
| 14. Contact name: | John G Gemmell |
| 15. Contact telephone number: | 0121 712 2075 |

This information is provided by RNS
The company news service from the London Stock Exchange

END

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